

November 30, 2016

Mail Stop 4720

<u>Via E-mail</u>
Steven J. McGarry
Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

      Re: SLM Corporation
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 26, 2016
             File No. 001-13251

Dear Mr. McGarry,

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 /s/ Stephanie L. Sullivan

                 Stephanie L. Sullivan
                 Senior Assistant Chief Accountant
                 Office of Financial Services